Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

This document is a free translation of the original document in Spanish for information purposes only. In the event of any discrepancy between this document and the original document drafted in Spanish, the original document in Spanish shall prevail.

REQUEST FOR AUTHORISATION OF THE VOLUNTARY TAKEOVER BID FOR THE SHARES OF BANCO DE SABADELL, S.A. LAUNCHED BY BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This request for authorisation is publicly disclosed in accordance with article 17 of Real Decreto 1066/2007, de 27 de julio, sobre el régimen de las ofertas públicas de adquisición de valores (“Royal Decree 1066/2007”) and refers to an offer that is subject to mandatory authorisation by the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”).

The detailed terms and characteristics of the takeover bid shall be as set out in the explanatory prospectus, which shall be published after the aforementioned authorisation has been obtained.

TO THE NATIONAL SECURITIES MARKET COMMISSION

Banco Bilbao Vizcaya Argentaria, S.A. (the “Offeror”), a listed public company of Spanish nationality, with registered address at Plaza de San Nicolás no. 4, 48005 Bilbao, España, with Spanish tax identification number A-48265169 and LEI code K8MS7FD7N5Z2WQ51AZ71, and registered with the Companies Register of Bizkaia at page no. BI-17 A, and with the Special Register of Banks and Bankers of the Bank of Spain under number 0182, duly represented by Mrs. Victoria del Castillo Marchese, of legal age, of Spanish nationality, with Spanish identity card number 01180539H, in force, duly authorised to act in the name and on behalf of the Offeror by virtue of the powers granted in her favour by the Board of Directors of the Offeror at its meeting held on 8 May 2024,

DECLARES

1.	Decision to launch the Offer

The Offeror has decided to launch a voluntary takeover bid to acquire all the issued shares of Banco de Sabadell, S.A. (the “Target Company” and the “Offer”). That is, the Offer will be addressed to a total of 5,440,221,447 ordinary shares of the Target Company, with a par value of 0.125 euros each, pertaining to a single class and series, representing 100% of its share capital (the “Offer”), under the terms and conditions described in this request for authorisation and in the Offer prospectus.

The decision to launch the Offer was adopted by resolution approved by the Board of Directors of the Offeror at its meeting held on 8 May 2024, in which it was also resolved to convene the General Shareholders’ Meeting of the Offeror in order to decide on the issuance of the new ordinary shares of the Offeror to be offered as consideration.

Other than as set out above, the decision to launch the Offer is not subject to the approval or adoption of any other corporate resolution by any other entity.

2.	Main terms of the Offer

On 9 May 2024, the previous announcement of the Offer provided for in article 16 of Royal Decree 1066/2007 was published as inside information of the Target Company, with registration number 2,242, and as inside information of the Offeror, with registration number 2,241 (in both cases, available on CNMV’s website).

By virtue of this request for authorisation, the information and characteristics of the Offer contained in the previous announcement are confirmed, and it is hereby stated that there have been no changes with respect to said information, except for the following:

2.1.	Merger control authorisations

The Offeror shall also notify the economic concentration that will take place as a result of the Offer to the competition authorities in France and Morocco.

It is hereby stated, for the purposes of the provisions of article 26.1 of Royal Decree 1066/2007, that the effectiveness of the Offer is not subject to the condition of obtaining any of the mentioned authorisations.

2.2.	Authorisations of other competent supervisory bodies

The Offer shall require the following additional regulatory authorisations: (i) from the European Central Bank in relation to the acquisition of indirect control of, or the indirect acquisition of a significant stake in, the foreign subsidiaries and affiliates of the Target Company TSB Bank PLC (United Kingdom), Banco Sabadell, S.A., Institución de Banca Múltiple (Mexico), Sabcapital, S.A de C.V., SOFOM, E.R. (Mexico), Banco Atlántico (Bahamas), Bank &Trust Ltd. (under liquidation) (Bahamas) and Financiera Iberoamericana, S.A. (Cuba); (ii) from the CNMV in relation to the acquisition of indirect control in Sabadell Securities USA, Inc., broker dealer subsidiary of the Target Company in the United States of America; and (iii) from the Central Bank of Morocco, in relation to the indirect change of control of the branch of the Target Company in Casablanca (Morocco).

It is hereby stated that the effectiveness of the Offer is not subject to the condition of obtaining any of the authorisations mentioned in the preceding paragraph, as well as none of them constitutes a prior authorisation for the purposes of article 26.2 of Royal Decree 1066/2007.

Without prejudice to the foregoing, the Offer will also be notified, for all appropriate purposes, to the relevant supervisory authorities in those other jurisdictions where it is necessary or convenient.

In addition, following completion of the relevant analysis, the Offer does not require the authorisation from the following regulatory authorities of the United States of America referred to in the previous announcement:

(i)	The Florida Office of Financial Regulation in relation to the acquisition of control of the Target Company, including the operations of its branch in the United States of America.

(ii)

The Board of Governors of the Federal Reserve System of the United States of America in relation to the acquisition of control of the Target Company, including the operations of its branch and representative office in the United States of America.

(iii)

The New York State Department of Financial Services in relation to the acquisition of control of the Target Company, including the operations of its representative office in the United States of America.

2.3.	Authorisations on foreign subsidies distorting the internal market

The Offeror will file the notification to the European Commission provided for in Regulation (EU) 2022/2560 of the European Parliament and of the Council of 14 December 2022 on foreign subsidies distorting the internal market.

It is hereby stated that the effectiveness of the Offer is not subject to the condition of obtaining the mentioned authorisation.

3.	Guarantee of the Offer

Pursuant to article 15 of Royal Decree 1066/2007, the Offeror will file with the CNMV the documentation evidencing the creation of a guarantee in order to secure compliance with the obligation to pay in cash the surplus shares of the Target Company that accept the Offer that give rise to the so-called “picos”, as indicated in the previous announcement of the Offer, within the term provided for in article 17.1 of Royal Decree 1066/2007.

Additionally, given that the Offer is launched as an exchange, as stated above, at the aforementioned meeting of 8 May 2024, the Board of Directors of the Offeror also resolved, in accordance with the provisions of article 14.5 of Royal Decree 1066/2007, to convene its General Shareholders’ Meeting that shall decide on the issuance of the new ordinary shares of the Offeror offered as consideration of the Offer.

4.	Documents attached to the request for authorisation

For the purposes of articles 17.1 and 20 of Royal Decree 1066/2007, the following documents are attached to this request for authorisation:

(i)	Duly signed copy of the Offer prospectus.

(ii)

Documentation evidencing the resolutions passed by the Offeror in relation to (a) the launching of the Offer and the granting of powers to the person responsible for the prospectus and signatory of this request for authorisation; and (b) the call of the General Shareholders’ Meeting of the Offeror that shall decide on the issuance of the new ordinary shares of the Offeror offered as consideration of the Offer.

5.	Notifications

The Offeror provides the following address for notifications and communications in relation to this request for authorisation and the corresponding administrative file with the CNMV:

J&A Garrigues, S.L.P.

Fernando Vives Ruiz

Álvaro López-Jorrín Hernández

Leticia Comin Fernández-Cuesta

Calle de Hermosilla, 3

28001 Madrid

Tel.: +34 915 145 200

alvaro.lopez-jorrin@garrigues.com

leticia.comin@garrigues.com

In light of the above,

REQUESTS

To the National Securities Market Commission to consider this writ, together with the Offer prospectus and other documents attached hereto, as duly presented and the statements contained herein as duly made, to admit them for processing and authorise the launching of the Offer.

In Madrid, on 24 May 2024.

Banco Bilbao Vizcaya Argentaria, S.A.

P.p.

/s/ Victoria del Castillo Marchese

By: Victoria del Castillo Marchese

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.